

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

VIA FACSIMILE AND U.S. MAIL

October 21, 2009

Russell Greenberg
Chief Financial Officer
Inter Parfums, Inc.
551 Fifth Avenue
New York, New York 10176

> **RE:** **Inter Parfums, Inc.**
> **Forms 10-K & 10-K/A for Fiscal Year Ended December 31, 2008**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2009 and**
> **June 30, 2009**
> **File No. 0-16469**

Dear Mr. Greenberg:

We have completed our review of your Forms 10-K, 10-K/A and related filings and have no further comments at this time.

If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Dietrich King, Attorney, at (202) 551-3338 or, in his absence, Craig Slivka, Special Counsel, at (202) 551-3729. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding our review of the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief